EXHIBIT 11

BAY VIEW CAPITAL CORPORATION
COMPUTATION OF PER SHARE EARNINGS (LOSS)

	For the Three	For the Nine
	Months Ended	Months Ended	For the Year Ended
	December 31,	September 30,	December 31,
	2003	2002	2001	2000	1999
	(Amounts in thousands, except per share amounts)
Basic earnings (loss) per share: (1)
Net earnings (loss) available to common shareholders	$(855)	$71,661	$(101,170)	$(326,197)	$28,964
Weighted-average shares outstanding	64,187	62,724	50,873	32,634	21,169

Basic earnings (loss) per share	$(0.01)	$1.14	$(1.99)	$(10.00)	$1.37

Diluted earnings (loss) per share: (1)
Net earnings (loss) available to common shareholders	$(855)	$71,661	$(101,170)	$(326,197)	$28,964
Weighted-average shares outstanding	64,187	62,724	50,873	32,634	21,169
Dilutive potential common shares	—	411	—	—	146

Diluted weighted-average shares outstanding	64,187	63,135	50,873	32,634	21,315

Diluted earnings (loss) per share	$(0.01)	$1.13	$(1.99)	$(10.00)	$1.36

(1) Computation of per share earnings (loss) only applies to periods reported under the going concern basis of accounting.